UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

iCAD, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-09341	02-0377419
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

98 Spit Brook Road, Suite 100, Nashua, NH                03062_

(Address of principal executive offices)                (Zip Code)

R. Scott Areglado                 (603) 882-5200_

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict	Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of iCAD, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, and countries that share an internationally recognized border with the Democratic Republic of the Congo, (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia).

The Company is a provider of advanced image analysis, workflow solutions and radiation therapy for the early identification and treatment of cancer. Certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals, specifically tungsten, are necessary to the functionality or production of those products.

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals necessary to the functionality or production of the Company’s products that the Company manufactured, or contracted to manufacture, and for which the manufacture was completed during calendar year 2019. This good faith inquiry was reasonably designed to determine whether any of the Company’s necessary Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. In conducting the RCOI, the Company identified its products that it reasonably believed contained Conflict Minerals. The Company verified that Conflict Minerals were present in its products and also verified that such Conflict Minerals were necessary to the functionality or production of these products. The Company identified each of its suppliers who supply products, components or materials to the Company that reasonably could be expected to contain Conflict Minerals. The Company inquired of each of these suppliers to determine the sourcing of the Conflict Minerals. The Company was able to obtain responses from each of these suppliers of Conflict Minerals. All of these suppliers responded that the Conflict Minerals supplied to the Company did not originate from the Covered Countries or were from recycled or scrap sources.

In addition, the Company has adopted a Conflict Minerals Policy (the “Policy”), a copy of which is publicly available at: http://www.icadmed.com/governance.html.

Based on this RCOI, the Company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries or are not from recycled or scrap sources. This information is publicly available at www.icadmed.com.

The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

iCAD, Inc.

/s/ R. Scott Areglado R. Scott Areglado	Chief Financial Officer	May 27, 2020